File No.82-5139





URL : http://www.cybird.co.jp/profile/ir/index.html

News Release

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
4-3-20, Toranomon, Minato-ku, Tokyo

Contact: Tomosada Yoshikawa
Senior Vice President
81-3-3431-0111



Announcement of Acquisition

Tokyo, Japan, March 27, 2003 — CYBIRD Co., Ltd. today announced that we operate GiGAFLOPS Japan Inc. as a wholly-owned subsidiary through a stock purchase on April 4, 2003. The details are as follows.

1. Outline of the Company
   Company Name: GAFLOPS Japan Inc.
   Location: ASK Building 6th Floor, 24-4 Ebisu 1, Shibuya-ku, Tokyo
   Representative: Sadamasa Masuzawa
   Date Established: February 29, 2000
   Kind of Business: Information Processing Service
   Fiscal Year Close: July
   Number of Employees: 12
   Capital Stock Outstanding: 70.2 million yen
   Sales: 126 million yen (as of 31 July, 2002)

2. The number and proportion in sum of voting rights before and after transfer

	(Before)	(After)
Our Ownership of Voting Rights	120	1,150
(Our Ownership of Shares	120	1,150)
Sum of Voting Rights	1,150	1,150
(Total Number of Issued Stocks	1,150	1,150)
Proportion in Sum of Voting Rights	10.43%	100.00%
(Proportion in Total Number of Issued Stocks	10.43%	100.00%)

dlw 4/22

3. Outline of the Transaction and Settlement Date
   1) Outline of the Transaction: Cybird has agreed to purchase from Sadamasa Masuzawa and six other stockowners 1,030 shares of stock of GiGAFLOPS Co., LTD. (89.57% of total number of issued stocks)
   2) Settlement Date: April 4, 2003

4. Purpose of Acquisition

Cybird and GiGAFLOPS will both grow in strength and enhance corporate value in broader-based business field. To be more precise, we aim at increasing the number of subscribers by operating GiGAFLOPS, which has visibility and solid accomplishment in "un-official site "area, as a wholly-owned subsidiary.

5. Schedule of acquisition

March 27, 2003 Board meeting approves an agreement of acquisition.
April 1, 2003 Contract date of stock transfer
April 4, 2003 Settlement date

6. Effect on Business Result

The impact of acquisition is assessed to be minor.

(End of document)